[Rydex Funds Letterhead]

July 31, 2018

VIA EDGAR

Ms. Megan Miller
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Rydex Series Funds (File No. 811-07584)
Rydex Variable Trust (File No. 811-08821)
Rydex ETF Trust (File no. 811-21261)
(each, a “Trust” and collectively, the “Trusts”)

Dear Ms. Miller:

Thank you for your telephonic comments concerning the Annual Report (Form N-CSR) filings filed with Securities and Exchange Commission (the “Commission”) for the fiscal years ended March 31, 2017 for Rydex Series Funds, October 31, 2017 for Rydex ETF Trust, and December 31, 2017 for Rydex Series Funds and Rydex Variable Trust. This letter sets forth below each of the Staff’s comments followed by the Trusts’ response to each comment. Any changes to disclosure will be made in the next regularly applicable scheduled filing, unless otherwise noted below. All capitalized terms referenced herein and not defined have the same meanings as in disclosed in the Trusts’ registration statements.

1.
Comment. For Investor Class Shares of the Precious Metals Fund and Basic Materials Fund, the Staff notes that the total return shown in each Fund’s “Performance Report and Fund Profile” discussion (17.82% and 24.85% for the Precious Metals Fund and Basic Materials Fund, respectively) differs from that shown in the Fund’s “Financial Highlights” (16.91% and 24.65% for the Precious Metals Fund and Basic Materials Fund, respectively). Please explain these discrepancies.

Ms. Megan Miller
July 31, 2018

Response. The total returns disclosed in the Financial Highlights are correct. The correct total returns were not properly reflected in the “Performance Report and Fund Profile”. In future reports, we will ensure that the correct total returns are disclosed consistently throughout the reports.

2.
Comment. The Staff notes the High Yield Strategy Fund’s Statement of Assets and Liabilities includes a line item titled “Segregated cash due to broker” in the amount of approximately $11.5 million. Please explain what this amount represents and include corresponding disclosure in the notes to the Fund’s financial statements.

Response. The $11.5 million “Segregated cash due to broker” represents the accumulated net margin position at the brokers where credit default swaps were held and is net of any initial cash collateral. In future reports, the Fund will disclose the variation margin on centrally cleared swaps as opposed to cumulative unrealized appreciation. The Fund also will disclose the amounts of any segregated cash or restricted cash held by a counterparty in the Notes to the financial statements. These amounts reconcile to the Segregated Cash with Broker/Due to Broker on the Statement of Assets and Liabilities.

3.
Comment. With respect to the Rydex Series Funds and Rydex Variable Trust U.S. Government Money Market Funds, the Staff was not able to locate on the Funds’ website a link to the Commission’s website where a user may obtain the most recent 12 months of publicly available information filed by the Fund as required by Rule 2a-7(c)(10)(iv) under the Investment Company Act of 1940. Please indicate where the requisite link can be found. Alternatively, please ensure the Funds’ website includes such a link.

Response. We acknowledge the Staff’s comment and will ensure the Funds’ website includes a link to the Commission’s website going forward.

4.
Comment. The Staff notes that each of the Rydex Series Funds and Rydex Variable Trust High Yield Strategy Fund and the Rydex Series Funds Emerging Markets Bond Strategy Fund includes a line item on its Statement of Assets and Liabilities titled “Unamortized upfront premiums paid on credit default swaps.” Please explain the accounting treatment for these upfront payments. Specifically, please explain when the Funds receive the payments and explain why the treatment of the upfront payments is consistent with the statement in Note E in the Notes to the financial statements that such upfront payments “are amortized over the expected life of the agreement.”

Response. The Funds generally receive the payments at the time the swap agreements are entered into. When a Fund receives an upfront payment, the payment is recorded as:

Dr. Cash
Cr. Unamortized upfront premiums received

Ms. Megan Miller
July 31, 2018

On a daily basis, the following entry is booked to record the amortization:

Dr. Unamortized upfront premiums received
Cr. Realized Gain

The amortization is calculated on a straight-line basis from the initial trade date through the maturity date of the swap. As such, the methodology is consistent with the language disclosed in Note E to the financial statements.

5.
Comment. The Staff notes that the Rydex Series Funds and Rydex Variable Trust High Yield Strategy Funds each invest in centrally cleared swaps. However, the Funds’ financial statements do not reflect any variation margin related to the swaps positions. Please disclose the accounting treatment for the swaps, including, in particular, how the swaps are settled.

Response. The Funds’ balance sheets presented the cumulative unrealized appreciation/depreciation on centrally cleared swaps. Any variation margin would be reflected in the cumulative figure and would move to segregated cash or due to broker the following day when the cash was moved to or from the counterparty. The Funds’ balance sheets for the most recent fiscal year-ended March 31, 2018 reflect the variation margin for centrally cleared swaps.

6.
Comment. The Staff notes that each of the S&P MidCap 400® Equal Weight ETF and S&P SmallCap 600® Equal Weight ETF invested greater than 10% of its assets in repurchase agreements as of the most recent fiscal year-end. Accordingly, please explain to the Staff why the Funds’ Prospectus does not include disclosure regarding the Funds’ investment in repurchase agreements in either the discussion of the Funds’ Principal Investment Strategies or Principal Risks.

Response. The repurchase agreements held by each ETF represent the collateral posted by borrowers of certain of the ETF’s securities in a securities lending arrangement. They do not represent investments of each ETF for purposes of achieving its investment objective and are not part of each Fund’s principal investment strategies. Moreover, the repurchase agreements received as cash collateral for securities loaned are held in a separately managed account for each ETF and maintained by the securities lending agent/custodian exclusively for the investment of cash collateral on behalf of each ETF. For these reasons, we have not included disclosure concerning the repurchase agreements in the ETFs’ principal investment strategies or risks discussions. Going forward, we will consider how best to disclose these investments in conjunction with the securities lending program disclosure.

7.	Comment. Please explain why only certain of the Rydex ETF Trust Funds disclose fees paid to the Trustees on the Statements of Operations.

Ms. Megan Miller
July 31, 2018

Response. For certain of the series of Rydex ETF Trust, the Advisor contractually agreed to pay the expenses associated with the Independent Trustees’ fees as part of the unitary fee arrangement. For these ETFs, the expense is not an ETF expense and thus, not disclosed in the Statement of Operations. For several of the newer series, the unitary fee arrangement expressly excluded the expenses of the Independent Trustees’ fees and thus, the expenses were borne by the ETF and disclosed in the Statement of Operations.

8.
Comment. In future Rydex ETF Trust Annual Reports, please include the internet address to the portion of the Funds’ publicly accessible website where shareholders can view, free of charge, the Funds’ discount and premium information required by Item 11(g)(2) of Form N-1A.

Response. We acknowledge the Staff’s comment.

9.
Comment. Several of the Trusts’ series, which are identified in the Annual Reports as non-diversified, appear to be operating as diversified funds. Please confirm that each Trust is aware that to the extent a Fund has in fact been operating as a diversified fund for a three-year period, the Fund must obtain shareholder approval before it can invest in a non-diversified manner.

Response. Each Trust confirms that it is aware of and will comply with the shareholder approval requirement in Section 13(a)(1) and Rule 13a-1 thereunder if applicable with respect to any Fund.

10.
Comment. Please confirm that each Trust has an accounting policy to disclose trustee fees in accordance with Regulation S-X 6-04.12, which provides that amounts payable to officers and directors must be stated separately as liabilities on each Fund’s balance sheet.

Response. In future reports, we will disclose the fees paid to Trustees separately as liabilities on the Statement of Assets and Liabilities.

11.
Comment. The Staff notes that the Funds’ financial statements state that taxable non-cash dividends are recorded as dividend income. Please confirm that Funds’ non-cash dividends are disclosed in accordance with Regulation S-X 6-07.1, which provides, among other requirements, that if income from non-cash dividends is included in income, the bases for recognition and measurement used in respect to such amounts must be disclosed.

Response. In future reports, we will state separately income from non-cash dividends when it exceeds 5% of total investment income and include any additional disclosure required by Regulation S-X 6-07.1.
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Ms. Megan Miller
July 31, 2018

If you would like to discuss any of these responses in further detail or have any questions, please feel free to contact me at (785) 221-4644. Thank you.

Sincerely,
/s/ Amy J. Lee
Amy J. Lee
President of the Trusts

CC:    Laura E. Flores, Morgan, Lewis & Bockius LLP